Mail Stop 6010

May 30, 2008

Seth H. Hoogasian
Senior Vice President, General Counsel and Secretary
Thermo Fisher Scientific, Inc.
81 Wyman Street
P.O. Box 9046
Waltham, MA 02454

      Re: **Thermo Fisher Scientific, Inc.**
              Annual Report on Form 10-K for the fiscal year ended December 31, 2007
              File No. 001-08002

Dear Mr. Hoogasian:

      We have completed our review of your Form 10-K for the fiscal year ended December 31, 2007 and related filings and do not, at this time, have any further comments.

              Sincerely,

              Tim Buchmiller
              Senior Attorney